EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
(dollars in millions)	2018	2017
Earnings before income taxes	$3,724	$3,130
Fixed charges	387	332
Total earnings available for fixed charges	$4,111	$3,462

Fixed Charges:
Interest expense	$329	$283
Interest component of rental payments	58	49
Total fixed charges	$387	$332
Ratio of earnings to fixed charges	10.6	10.4
The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.